May 8, 2025

Jenifer Osterwalder
Chief Executive Officer & President
Spectral Capital Corporation
701 Fifth Avenue
Suite 4200
Seattle, WA 98104

        Re: Spectral Capital Corporation
            Form 8-K filed May 7, 2025
            File No. 000-50274
Dear Jenifer Osterwalder:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 4.02 Form 8-K filed on May 7, 2025
General

1. With regard to the Item 4.02 of Form 8-K disclosures, you state the information set forth in the "third, fourth, fifth and sixth paragraphs of Item 4.01 is incorporated by reference." Please explain what disclosures you are referring to as the
Item 4.01 Form
       8-K disclosures include only four paragraphs and the third and fourth paragraphs do not appear to address any Item 4.02 requirements. In addition, it is unclear if the audit committee, or board of directors in the absence of an audit committee, or authorized officers discussed the matters with MG&A. Please revise and ensure you address all of the disclosures required by Item 4.02(b) of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 8, 2025
Page 2

      Please contact Kathleen Collins at (202) 551-3499 if you have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology